Fortuna reports production of 1.7 million ounces of silver and 9,032 ounces of gold for the second quarter 2015

Vancouver, July 15, 2015-- Fortuna Silver Mines Inc. (NYSE: FSM) (TSX: FVI) is pleased to announce second quarter production figures from its two operating mines in Latin America, the San Jose Mine in Mexico and the Caylloma Mine in Peru.  The company produced 1.7 million ounces of silver, 9,032 ounces of gold and significant base metal by-products.  Silver and gold production for the first six months of the year totaled 3.3 million and 18,771 ounces respectively; reflecting 51 percent and 53 percent of the company’s annual guidance (see Fortuna news release dated January 15, 2015).  Fortuna is on schedule to produce 6.5 million ounces of silver and 35.3 thousand ounces of gold or 8.6 million ounces of Ag Eq* in 2015.

“Consolidated production results for the first semester are in line with budget,” commented Jorge A. Ganoza, President and CEO.  “At Caylloma, operational issues at level 6 of Animas caused lower silver production in the second quarter.  For the remainder of the year, flexibility in the mine plan allows mining to focus on higher base metal-rich levels of the mine resulting in an increase in base metal production.  Outperformance at San Jose, due to excess processing capacity and better head grades, will account for the drop in silver production at Caylloma.”  Mr. Ganoza continued, “We are on track to meet our annual production guidance.”

Second Quarter Production Highlights:

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Silver production of 1,671,309 ounces; 3 % increase over Q2 2014

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Gold production of 9,032 ounces; 6 % increase over Q2 2014

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Lead production of 4,770,470 pounds; 20 % increase over Q2 2014

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Zinc production of 8,574,831 pounds; 28 % increase over Q2 2014

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Cash cost** for the San Jose Mine is US$58.0 /t; on track to meet annual guidance of US$62.7/t

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Cash cost** for the Caylloma Mine is US$88.6 /t; on track to meet annual guidance of US$90.3/t

*     Ag Eq is calculated using silver to gold ratio of 60 to 1

**   Preliminary estimates of cash operating costs per tonne, subject to modification on final cost consolidation

Consolidated Operating Highlights:

	Second Quarter 2015			Second Quarter 2014
	Caylloma, Peru	San Jose, Mexico	Consolidated	Caylloma, Peru	San Jose, Mexico	Consolidated
Processed Ore
Tonnes milled	115,973	183,001		115,920	167,437
Average tpd milled	1,303	2,080		1,302	1,925
Silver***
Grade (g/t)	144	228		170	229

Recovery (%)	82.33	91.57		83.50	89.50
Production (oz)	443,553	1,227,756	1,671,309	529,011	1,101,411	1,630,422

*** Metallurgical recovery for silver at the Caylloma Mine is calculated based on silver content in lead concentrate

	Second Quarter 2015			Second Quarter 2014
	Caylloma, Peru	San Jose, Mexico	Consolidated	Caylloma, Peru	San Jose, Mexico	Consolidated
Gold
Grade (g/t)	0.27	1.62		0.35	1.65
Recovery (%)	32.84	91.06		43.13	89.32
Production (oz)	326	8,706	9,032	562	7,957	8,519
Lead
Grade (%)	2.01			1.68
Recovery (%)	92.67			92.02
Production (lbs)	4,770,470			3,962,049
Zinc
Grade (%)	3.68			2.92
Recovery (%)	91.18			89.76
Production (lbs)	8,574,831			6,697,341

San Jose Mine, Mexico

Silver and gold production for the second quarter were 10 % and 3 % above budget, respectively.  Average head grades for silver and gold were 228 g/t and 1.62 g/t or 4 % above and 2 % below budget, respectively.  Metallurgical recoveries for silver and gold were 91.57 % and 91.06 % or 2.9 % and 2.3 % above budget, respectively.

Annual silver production is projected to be above budget reflecting a 3 to 5 % increase in throughput and an increase in head grade relative to the annual mine plan.

Caylloma Mine, Peru

Silver production for the second quarter was 25 % below budget with an average silver head grade of 144 g/t, 24 % below plan.  Metallurgical recovery for silver was 82.33 % or 2.3 % below budget.

Silver production for the semester was 14 % below budget due to higher than expected internal dilution as well as adverse geotechnical conditions which limited achieving programmed tonnage in Level 6 of the Animas Vein.  To offset the Level 6 production issues, mining was shifted to more base metal-rich levels within the Animas Vein resulting in higher than budgeted grades for lead and zinc.  This strategy will continue to be implemented throughout the balance of the year projecting a decrease in production of 14 % in silver ounces and an increase of 12 % in zinc production.

Caylloma’s revised production guidance for 2015 is 1.9 million ounces of silver, 19.5 million pounds of lead and 32.1 million pounds of zinc.

The company reiterates its annual silver and gold production guidance of 6.5 million ounces of silver and 35.3 thousand ounces of gold.  For the second half of 2015, an increase in silver production of 0.3 million ounces, has been budgeted at San Jose to account for the change in strategy at Caylloma.

Qualified Person

Boris G. Caro is a technical consultant and a Qualified Person for Fortuna Silver Mines Inc. as defined by National Instrument 43-101.  Mr. Caro is a Member of Australasian Institute of Mining and Metallurgy (Membership Number 305462) and a Registered Member of the Chilean Mining Commission (Comisión Calificadora de Competencias en Recursos y Reservas Mineras, Registered Member Number 0229) and is responsible for ensuring that the information contained in this news release is an accurate summary of the original reports and data provided to or developed by Fortuna Silver Mines.

About Fortuna Silver Mines Inc.

Fortuna is a growth oriented, silver and base metal producer focused on mining opportunities in Latin America.  Our primary assets are the Caylloma silver mine in southern Peru and the San Jose silver-gold mine in Mexico.  The company is selectively pursuing acquisition opportunities throughout the Americas.  For more information, please visit our website at www.fortunasilver.com.

ON BEHALF OF THE BOARD

Jorge A. Ganoza

President, CEO and Director

Fortuna Silver Mines Inc.

Trading symbols: NYSE: FSM | TSX: FVI

Investor Relations:

Carlos Baca- T (Peru): +51.1.616.6060, ext. 0

Forward looking Statements

This news release contains forward looking statements which constitute “forward looking information” within the meaning of applicable Canadian securities legislation and “forward looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 (collectively, “Forward looking Statements”). All statements included herein, other than statements of historical fact, are Forward looking Statements and are subject to a variety of known and unknown risks and uncertainties which could cause actual events or results to differ materially from those reflected in the Forward looking Statements. The Forward looking Statements in this news release may include, without limitation, statements about the Company’s plans for its mines and mineral properties; the Company’s business strategy, plans and outlook; the merit of the Company’s mines and mineral properties; mineral resource and reserve estimates; timelines; the future financial or operating performance of the Company; expenditures; approvals and other matters. Often, but not always, these Forward looking Statements can be identified by the use of words such as “ “will”, “budgeted”, “estimate”, “expected”, “calculated”,  “projected”, “to be”, or statements that events, “could” or “will” occur or be achieved and similar expressions, including negative variations.

Forward looking Statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any results, performance or achievements expressed or implied by the Forward looking Statements. Such uncertainties and factors include, among others, changes in general economic conditions and financial markets; changes in prices for silver and other metals; technological and operational hazards in Fortuna’s mining and mine development activities; risks inherent in mineral exploration; uncertainties inherent in the estimation of mineral reserves, mineral resources, and metal recoveries; governmental and other approvals; political unrest or instability in countries where Fortuna is active; labor relations issues; as well as those factors discussed under “Risk Factors” in the Company's Annual Information Form. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in Forward looking Statements, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended.

Forward looking Statements contained herein are based on the assumptions, beliefs, expectations and opinions of management, including but not limited to expectations regarding mine production costs; expected trends in mineral prices and currency exchange rates; the accuracy of the Company’s current mineral resource and reserve estimates; that the Company’s activities will be in accordance with the Company’s public statements and stated goals; that there will be no material adverse change affecting the Company or its properties; that all required approvals will be obtained; that there will be no significant disruptions affecting operations and such other assumptions as set out herein. Forward looking Statements are made as of the date hereof and the Company disclaims any obligation to update any Forward looking Statements, whether as a result of new information, future events or results or otherwise, except as required by law. There can be no assurance that Forward looking Statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, investors should not place undue reliance on Forward looking Statements.